# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SES AI Corp, CIK 0001819142
CUSIP: 78397Q109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 35 CABOT RD., 35 CABOT RD., WOBURN, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-23-024231
Filed by CIK 0001966702

## Reporting persons
- Tianqi Lithium HK Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 24,922,386; shared voting power 0; sole dispositive power 24,922,386; shared dispositive power 0; aggregate amount beneficially owned 24,922,386 (7.8% of the class)
  Comment: 1. Represents (i) 22,140,256 shares of the Issuer's Class A Common Stock and (ii) 2,782,130 shares of Class A Common Stock that will be issued to the reporting person if the closing price of shares of the Class A Common Stock is equal to or greater than $18.00 during the period beginning on the date that is the one year following the closing of the Business Combination (the "Closing") and ending on the date that is five years following such closing (the "Earn-Out Shares").
  
  2. Calculated based on 321,190,509 shares of Class A Common Stock outstanding as of 10 Nov 2025 as reported on the Issuer's Form 10-Q, filed on 12 Nov 2025.
- Tianqi Lithium Corporation: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 24,922,386; sole dispositive power 24,922,386; aggregate amount beneficially owned 24,922,386 (7.8% of the class)
  Comment: 1. Represents (i) 22,140,256 shares of the Issuer's Class A Common Stock and (ii) 2,782,130 shares of Class A Common Stock that will be issued to the reporting person if the closing price of shares of the Class A Common Stock is equal to or greater than $18.00 during the period beginning on the date that is the one year following the closing of the Business Combination (the "Closing") and ending on the date that is five years following such closing (the "Earn-Out Shares"). Tianqi Lithium HK Co., Ltd. is wholly owned by Chengdu Tianqi Lithium Limited, and Chengdu Tianqi Lithium Limited is wholly owned by Tianqi Lithium Corporation. Therefore, Chengdu Tianqi Lithium Limited and Tianqi Lithium Corporation may be deemed to be beneficial owners of the shares of Class A common stock held by Tianqi Lithium HK Co., Ltd..
  
  2. Calculated based on 321,190,509 shares of Class A Common Stock outstanding as of 2025-11-10 as reported on the Issuer's Form 10-Q, filed on 2025-11-12.

## Item 1. Issuer
Name of issuer: SES AI Corp
Address of issuer's principal executive offices: 35 CABOT RD., 35 CABOT RD., WOBURN, MASSACHUSETTS, 01801.

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of (i) Tianqi Lithium HK Co., Ltd., and (ii) Tianqi Lithium Corporation. Tianqi Lithium HK Co., Ltd. and Tianqi Lithium Corporation are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office for each Reporting Person is No.166 Hongliang West 1st Street, Tianfu New Area, Chengdu, Sichuan, China.
Citizenship: The citizenship of Tianqi Lithium HK Co., Ltd. is Hong Kong. The citizenship of Tianqi Lithium Corporation is the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(a) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tianqi Lithium HK Co., Ltd.: Yuway Szetoo, Director (12/31/2025)
- Tianqi Lithium Corporation: Frank Chun Shing Ha, Chief Executive Officer (12/31/2025)